LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

            Admitted in California

Wednesday, October 06, 2004

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. William C-L Friar – Senior Financial Analyst

Re:

Boomers’ Cultural Development, Inc.

Form SB-2, filed August 11, 2004

File Number 333-118138

Dear Mr. Friar:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Boomers Cultural Development Inc.’s registration statement on Form SB-2. The electronic copy of this Amendment No. 1 was filed via Edgar on October 6, 2004.

Below are the comments from your comment letter regarding Boomers’ original SB-2 filing, each followed by Boomers’ responses thereto.

Cover Page of the Prospectus

Comment:

1.  Disclose that the company is a startup company and does not have any operations.

Response:

We have added the requested disclosure in the first paragraph of the Cover Page of the Prospectus.

Comment:

2.  Reconcile the December 31 termination date with the November 30 date used on page 8.

Response:

We have reconciled the referenced dates by revising the date in the second paragraph under “PLAN OF DISTRIBUTION” on page 8.

Comment:

3.  As required by the plain English rules, please avoid defining terms.  Use names that are meaningful to your reader that do not need to be defined.  Also avoid and delete legalese such as hereinafter, hereunder and pursuant to.

Response:

We have done our best to remove all defined terms from this document.

Comment:

4.  Reference is made to the last sentence in the paragraph just before the table.  If for the foreseeable future the company will not be listed on any national securities exchange, nor on the Nasdaq, please say so.

Response:

We have added in the paragraph referenced by this comment to disclose that Boomers does not expect to be listed on any national securities exchange nor on Nasdaq for the foreseeable future.

The Company – page 3

Comment:

5.  Briefly describe your business idea, the expected size of your company in the foreseeable future and, if correct, the fact that none of your officers and directors have any direct experience with this type company.

Response:

We have added the requested disclosure in the second paragraph under the referenced heading.

Comment:

6.  Delete the last sentence in the paragraph before the table that starts, “Boomers’ Cultural Development, Inc. has never…”

Response:

We have deleted the referenced sentence as requested.

Inability of Our Officers and Directors to Devote Sufficient Time …- page 4

Comment:

7.  Please reconcile this disclosure with the related disclosure in the body of the text that indicates management will be able to devote itself full time to the company.

Response:

We have reconciled the referenced disclosure with the other disclosures in the body of text.

Determination of Offering Price – page 7

Comment:

8.  The $0.10 figure in the third line appears to be incorrect.  Please revise.

Response:

We have revised the referenced figure to “$0.001”.

Directors, Executive Officers, Promoters and Control Persons – page 9

Comment:

9.  Please revise the fifth paragraph or delete it.  While you are allowed to include event that happened more than 25 years ago, if you include them, they must be in context.  For example, when Mr. Ellsworth coordinated the movement of 600 travelers, when did it happen and who was he working for and what was his job title.  With respect to working to retain excess baggage fees for an additional 5 years, in addition to providing the information with respect to employer, job title and dates, provide support that he engineered the retention of the fees charged to passengers.

Response:

We have deleted the referenced paragraph.

Common Stock – page 11

Comment:

10.  State whether or not the common stock to be issued is fully paid and non-assessable.

Response:

We have added a statement in the second sentence of the referenced section that the common stock to be issued will be fully paid and non-assessable.

Business of Issuer – page 12

Comment:

11. In the third paragraph disclose in what region or regions you will create your tours.

Response:

We have added in the third paragraph the regions that Boomers’ intends to create its tours.

Comment:

12. In the eighth paragraph and in the third paragraph under the heading “Principal Products and Services,” state, if true, that you have no arrangement with any of the businesses mentioned.

Response:

We have added in the paragraphs referenced in this comment that Boomers’ currently does not have any arrangements with any of the businesses mentioned.

The Market – page 13

Comment:

13. Revise this section to delete the generalizations and puffery.  As one of many examples, you make the statement that the 21st Century, led by the high technology and telecommunications industries, is generating unprecedented new wealth.  If this statement is retained, provide us with supporting documentation that since December 1999 the high technology and telecommunications industries have generated unprecedented new wealth.  Similarly provide us with support for the statement the “More than ever before, people are making their purchasing decisions based on value received rather than the amount charged.”

Response:

We have revised this section extensively to comply with this comment.

Plan of Operation – page 15

Comment:

14. Please revise to disclose how you plan to generate revenues under your current plan of operation.  Discuss the different services that you plan to provide and the revenue streams to be generated from those services.

Response:

We have added disclosure in the second paragraph of this section regarding how Boomers’ plans to generate revenues under its plan of operation.

Comment:

15. You state, “In the event we are unable, through this offering to raise additional funding, it is doubtful we will be unable to survive more than several months.”  Please revise to clarify what you mean.

Response:

We have revised the referenced paragraph to make it clear that how long we can survive without raising additional capital.

Financial Statements for the Year Ended February 29, 2004

Independent Auditors’ Report

Comment:

16. Please have your auditor revise their report to comply with the Public Company Accounting Oversight Board’s (PCAOB) Auditing Standard No. 1.  Compliance with PCAOB Auditing Standard No. 1 is required effective May 24, 2004.  See Release 33-8422 dated May 14, 2004.

Response:

We have provided the above comment to our auditors, who have recommended the following response:

“PCAOB auditing standard No. 1 was approved by the SEC on May 14, 2004 and became effective for auditors' reports issued or re-issued on or after May 24, 2004. Our auditors issued their report to the directors and stockholders on April 6, 2004 and has not re-issued any report after that date.”

General Accounting Comments

Comment:

17. Please revise to update your financial statements.  Refer to Item 310(b)(g) of  Regulation S-B.

Response:

We have updated the financial statements included in the registration statement by providing interim financial statements for the period ended August 31, 2004 (Boomers’ fiscal year end is February 28th).

Comment:

18. Please revise to provide updated consents in your next pre-effective amendment.

Response:

We have included as Exhibit 23 an updated consent from Boomer’s auditors, Morgan & Co.

If you have any questions regarding any of the response provided herein, please feel free to contact me at 403.693.8014. We are looking forward to scheduling an effective date for this registration statement.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.